FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES

Full Launch of its Pure™ Premium Functional Juice Line
across Canada and on the United States West Coast

Vancouver, Canada, October 7, 2010, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces the full launch, in Canada and along the West Coast of the United States, of its Pure™ line of antioxidant-rich 100% juices, each combining a great tasting blend of superfruits and premium varietal wine grapes.

PureBlue®, PureBlack® and PureRed® pack a whopping 750, 740 and 660 mgs of polyphenols, respectively - perhaps the most significant indicator of anti-oxidant activity – in each 300ml (10oz) bottle. PureWhite® combines the restorative benefits of coconut water with sauvignon wine grapes and Lulo, an amazing South American superfruit, to offer both an exceptional taste and coconut water experience that appeals to mainstream beverage drinkers.

Designed by the Company’s in-house research and development team and produced in the Company’s own high speed bottling plant, the Pures™ are being distributed through mainstream grocery, health and natural food stores in Canada. During the past year the Company re-established its distribution network along the West Coast of the United States, supported by a large national health and natural foods distributor. Consequently, the Pures™ are now on the shelves of most major health and natural foods stores in Washington, Oregon and California, with broader retail expansion in the works.

For more information about the Pures™ and other delicious, healthful Leading Brands beverages, please visit our website at www.LeadingBrandsInc.com or reach out to us at the numbers above.

Better Ingredients | Better Brands™

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, PureBlue®, PureRed®, PureBlack® and PureWhite® SuperJuices, BabyBlue® childrens’ superfruit blends and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

©2010 Leading Brands, Inc.

This news release is available at www.LBIX.com